Exhibit 7

CERTIFICATE

I, Kai Hoshino, Attorney-at-law, do hereby certify that attached hereto is a true and correct English translation of the Japan Finance Corporation Law (Law No. 57 of 2007), as amended, and that such Law is in full force and effect as of the date hereof.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 7th day of September, 2011.

/s/ Kai Hoshino
Kai Hoshino
Attorney-at-law